Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-154314
May 3, 2011
PepsiCo, Inc.
Floating Rate Notes due 2013
2.500% Senior Notes due 2016

Issuer:	PepsiCo, Inc.

Ratings (Moody’s / S&P):	Aa3 / A- (stable / stable outlook)

Trade Date:	May 3, 2011

Settlement Date (T+5):	May 10, 2011

Title of Securities:	Floating Rate Notes due 2013	2.500% Senior Notes due 2016

Aggregate Principal Amount Offered:	$750,000,000	$1,000,000,000

Maturity Date:	May 10, 2013	May 10, 2016

Interest Payment Dates:	Quarterly on each February 10, May 10, August 10 and November 10, commencing on August 10, 2011	Semi-annually on each May 10 and November 10, commencing on November 10, 2011

Spread to LIBOR:	+8 bp	—

Designated LIBOR page:	Reuters Page LIBOR 01	—

Index Maturity:	3 Months	—

Interest Reset Dates:	February 10, May 10, August 10 and November 10	—

Initial Interest Rate:	Three month LIBOR plus 0.080%, determined on the second London banking day prior to May 10, 2011	—

Benchmark Treasury:	—	2.000% due April 30, 2016

Benchmark Treasury Yield:	—	1.950%

Spread to Treasury:	—	+57 bp

Re-offer Yield:	—	2.520%

Coupon:	—	2.500%

Price to Public:	100.000%	99.907%

Optional Redemption:	—	Make-whole call at Treasury rate plus 10 basis points

Daycount Fraction:	Actual / 360	30 / 360

CUSIP/ISIN:	713448 BU1 / US713448BU19	713448 BT4 / US713448BT46

Minimum Denomination:	$2,000 and integral multiples of $1,000

Joint Bookrunners:	Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
RBS Securities Inc.

Senior Co-Managers:	Banco Bilbao Vizcaya Argentaria, S.A.
HSBC Securities (USA) Inc.

Junior Co-Managers:	ANZ Securities, Inc.
Mizuho Securities USA Inc.
TD Securities (USA) LLC
The Williams Capital Group, L.P.
Description of Certain Provisions Applicable to the 2013 Floating Rate Notes
General
     The 2013 floating rate notes offered hereby will initially be limited to $750,000,000 aggregate principal amount. The 2013 floating rate notes will bear interest from May 10, 2011, or from the most recent interest payment date on which we have paid or provided for interest on the 2013 floating rate notes. The 2013 floating rate notes will mature at 100% of their principal amount on May 10, 2013 and are not subject to any sinking fund. The 2013 floating rate notes will not be redeemable.
Calculation Agent
     The Bank of New York Mellon will act as calculation agent for the 2013 floating rate notes under an Amended and Restated Calculation Agency Agreement between the issuer and The Bank of New York Mellon to be dated as of May 10, 2011.
Interest Payment Dates
     Interest on the 2013 floating rate notes will be payable quarterly in arrears on February 10, May 10, August 10 and November 10, commencing on August 10, 2011 to the persons in whose names the notes are registered at the close of business on each February 1, May 1, August 1 and November 1, as the case may be (whether or not a New York business day (as defined below)). If any interest payment date (other than the maturity date or any earlier repayment date) falls on a day that is not a New York business day, the payment of interest that would otherwise be payable on such date will be postponed to the next succeeding New York business day, except that if such New York business day falls in the next succeeding calendar month, the applicable interest payment date will be the immediately preceding New York business day. If the maturity date or any earlier repayment date of the 2013 floating rate notes falls on a day that is not a New York business day, the payment of principal, premium, if any, and interest, if any, otherwise payable on such date will be postponed to the next succeeding New York business day, and no interest on such payment will accrue from and after the maturity date or earlier repayment date, as applicable.

A “New York business day” is any day other than a Saturday, Sunday or other day on which commercial banks are required or permitted by law, regulation or executive order to be closed in New York City.
Interest Reset Dates
     The interest rate will be reset quarterly on February 10, May 10, August 10 and November 10, commencing on August 10, 2011. However, if any interest reset date would otherwise be a day that is not a New York business day, such interest reset date will be the next succeeding day that is a New York business day, except that if the next succeeding New York business day falls in the next succeeding calendar month, the applicable interest reset date will be the immediately preceding New York business day.
Interest Periods and Interest Rate
     The initial interest period will be the period from and including May 10, 2011 to but excluding the first interest reset date. The interest rate in effect during the initial interest period will be equal to LIBOR plus 8 basis points, determined two London business days prior to May 10, 2011. A “London business day” is a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.
     After the initial interest period, the interest periods will be the periods from and including an interest reset date to but excluding the immediately succeeding interest reset date, except that the final interest period will be the period from and including the interest reset date immediately preceding the maturity date to but excluding the maturity date. The interest rate per annum for the 2013 floating rate notes in any interest period will be equal to LIBOR plus 8 basis points, as determined by the calculation agent. The interest rate in effect for the 15 calendar days prior to any repayment date earlier than the maturity date will be the interest rate in effect on the fifteenth day preceding such earlier repayment date.
     The interest rate on the 2013 floating rate notes will be limited to the maximum rate permitted by New York law, as the same may be modified by United States law of general application.
     Upon the request of any holder of 2013 floating rate notes, the calculation agent will provide the interest rate then in effect and, if determined, the interest rate that will become effective on the next interest reset date.
     The calculation agent will determine LIBOR for each interest period on the second London business day prior to the first day of such interest period.
     LIBOR, with respect to any interest determination date, will be the offered rate for deposits of U.S. dollars having a maturity of three months that appears on “Reuters Page LIBOR 01” at approximately 11:00 a.m., London time, on such interest determination date. If on an interest determination date, such rate does not appear on the “Reuters Page LIBOR01” as of 11:00 a.m., London time, or if “Reuters Page LIBOR01” is not available on such date, the calculation agent will obtain such rate from Bloomberg L.P.’s page “BBAM.”
     If no offered rate appears on “Reuters Page LIBOR01” or Bloomberg L.P. page “BBAM” on an interest determination date, LIBOR will be determined for such interest determination date on the basis of the rates at approximately 11:00 a.m., London time, on such interest determination date at which deposits in U.S. dollars are offered to prime banks in the London inter-bank market by four major banks in such market selected by PepsiCo, for a term of three months commencing on the applicable interest reset date and in a principal amount equal to an amount that in the judgment of the calculation agent is representative for a single transaction in U.S. dollars in such market at such time. The calculation agent will request the principal London office of each of such banks to provide a quotation of its rate. If at least two such quotations are provided, LIBOR for such interest period will be the arithmetic mean of such quotations. If fewer than two such quotations are provided, LIBOR for such interest period will be the arithmetic mean of the rates quoted at approximately 11:00 a.m. in New York City on such interest determination date by three major banks in New York City, selected by PepsiCo, for loans in U.S. dollars to leading European banks, for a term of three months commencing on the applicable interest reset date and in a principal amount equal to an amount that in the judgment of the calculation agent is representative for a single transaction in U.S. dollars in such market at such time; provided, however, that if the banks so selected are not quoting as mentioned above, the then-existing LIBOR rate will remain in effect for such interest period, or, if none, the interest rate will be the initial interest rate.
     All percentages resulting from any calculation of any interest rate for the 2013 floating rate notes will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 5.876545% (or .05876545) would be rounded to 5.87655% (or .0587655)), and all U.S. dollar amounts will be rounded to the nearest cent, with one-half cent being rounded upward. Each calculation of the interest rate on the 2013 floating rate notes by the calculation agent will (in the absence of manifest error) be final and binding on the noteholders and PepsiCo.
Accrued Interest
     Accrued interest on the 2013 floating rate notes will be calculated by multiplying the principal amount of the 2013 floating rate notes by an accrued interest factor. This accrued interest factor will be computed by adding the interest factors calculated for each day in the period for which interest is being paid. The interest factor for each day is computed by dividing the interest rate applicable to that day by 360. For these calculations, the interest rate in effect on any reset date will be the applicable rate as reset on that date. The interest rate applicable to any other day is the interest rate from the immediately preceding reset date or, if none, the initial interest rate.
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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or RBS Securities Inc. toll-free at 1-866-884-2071.
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